Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 3 May 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
24/04/2019	MTA	7,982	122.4449	977,355.19
25/04/2019	MTA	12,000	121.5352	1,458,422.40
26/04/2019	MTA	7,531	120.8644	910,229.80
29/04/2019	MTA	8,769	120.6783	1,058,228.01
30/04/2019	MTA	11,665	121.0116	1,411,600.31
02/05/2019	MTA	6,600	120.3551	794,343.66
Total	—	54,547	—	6,610,179.37

Since the announcement of the buyback program dated 28 December 2018 till 2 May 2019, the total invested consideration has been Euro 66,815,685.66 for No. 618,797 common shares purchased resulting in No. 6,368,379 common shares held in treasury as of 2 May 2019. As of the same date, the Company held 2.48% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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